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                           August 31, 2022

       Michael Davidson
       President
       NewAmsterdam Pharma Co B.V.
       Gooimeer 2-35
       1411 DC Naarden
       The Netherlands

                                                        Re: NewAmsterdam Pharma
Co B.V.
                                                            Registration
Statement on Form F-4
                                                            Filed August 4,
2022
                                                            File No. 333-266510

       Dear Mr. Davidson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Questions and Answers for Shareholders of FLAC, page 8

   1. Please revise the Q&A to disclose the valuation ascribed to NewAmsterdam Pharma in the
                                                        Business Combination.
Please also revise the Q&A to disclose if NewAmsterdam
                                                        Pharma's sponsors,
shareholders, directors, officers or their respective affiliates will participate in the PIPE
Financing and, if so, the anticipated level of participation by affiliates of
NewAmsterdam and affiliates of FLAC.
 Michael Davidson
FirstName LastNameMichael  Davidson
NewAmsterdam    Pharma Co B.V.
Comapany
August 31, NameNewAmsterdam
           2022                Pharma Co B.V.
August
Page 2 31, 2022 Page 2
FirstName LastName
What interests do the Sponsor, FLAC Initial Shareholders and FLAC's other current officers and directors have in the Business Combination?, page 16

2. Please revise your disclosure here and in the risk factor on page 137 to quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are
         awaiting reimbursement. Provide similar disclosure for the company   s
officers and
         directors, if material. Please also tell us the basis for your statement here and elsewhere that the Founder Shares would be valued at approximately $34,500 if unrestricted and freely tradable.

What are the U.S. federal income tax consequences to me of the Merger?, page 24

3. We note your disclosure here that the parties to the merger intend that the merger, taken together with certain related transactions, qualify as both a transaction described under
         Section 351 of the Code and as a    reorganization    within the
meaning of Section 368 of
         the Code. Please revise your disclosure here and throughout, including in the section
         beginning on page 204, to more clearly state counsel   s tax opinion
regarding the tax
         consequences of the transaction, to clearly disclose that this is the opinion of tax counsel and to identify counsel.
Related Agreements, page 37

4. Please quantify the number and/or percentage of shares that are subject to the Company
         Support Agreement, the Investor Rights Agreement and the Lock-Up Agreement.
Summary of This Proxy Statement/Prospectus
The FLAC Board's Reasons for the Business Combination, page 43

5. Please refrain from describing the data from clinical trials as "compelling" as this may create an inference that obicetrapib is more likely to be found to be safe and effective.
         You may present objective clinical data, including whether clinical trials trial met primary and secondary endpoints. Please also revise your statement on page 44 and any similar statements that NewAmsterdam Pharma is well-positioned to develop obicetrapib with the potential to be a "first- and best-in-class" low-dose, once-daily oral CETP inhibitor for lowering LDL-C. These statements imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.
6. We note your disclosure on page 44 that you have external validation from top healthcare investors which serves as validation of the valuation and opportunity by a transaction with
         NewAmsterdam Pharma. Please revise this statement and any similar disclosure to remove any reference to "validation" and to state that prospective investors should not rely
 Michael Davidson
FirstName LastNameMichael  Davidson
NewAmsterdam    Pharma Co B.V.
Comapany
August 31, NameNewAmsterdam
           2022                Pharma Co B.V.
August
Page 3 31, 2022 Page 3
FirstName LastName
         on the named investors    investment decision, that these investors
may have different risk
         tolerances and that the investors acquired their shares at a significant discount to the market price, if true. Please also limit the disclosure of specific investors to those identified in the beneficial ownership table on page 346.
7. Please revise the bullet titled "Long-Term Alignment" here and on page 173 to disclose the term of the lock-up agreements signed by the Sponsor and NewAmsterdam Pharma shareholders.
8. Please revise here and on page 173 to discuss whether FLAC's board of directors considered that NewAmsterdam Pharma has one product candidate and that per your disclosure on page 252, prior attempts to develop CETP inhibitors, including obicetrapib, have encountered limitations and/or failed. If the FLAC board considered these facts, please discuss how it considered and evaluated any associated risks. Risk Factors, page 64

9. Please revise to provide a separate risk factor in an appropriate location that prominently alerts readers to the fact that there is substantial doubt about FLAC's ability to continue as a going concern.
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations., page 113

10.      Please revise to quantify NewAmsterdam Pharma's NOLs.
Background of the Business Combination, page 162

11. Please revise throughout this section to identify the individuals from FLAC and
         NewAmsterdam Pharma who initiated and participated in transaction negotiations.
12. Please revise to describe and summarize the financial analysis conducted by FLAC that led it to propose a pre-money equity value of NewAmsterdam Pharma of approximately
         $367.25 million. Please also disclose NewAmsterdam Pharma's valuation in the prior round of private financing referenced in this section. In addition, please describe in more detail the reasons why FLAC subsequently proposed additional earnout consideration to
         NewAmsterdam Pharma's shareholders on March 4, 2022.
Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Financial Position
Transaction Accounting Adjustments - (10), page 237

13. You disclose that the pro forma entry to record the deemed cancellation of FLAC
         Warrants and deemed issuance of Holdco Warrants resulted in a net impact of zero as the warrants were replaced with equal terms. Please explain your consideration of any difference in accounting models under US GAAP and IFRS for both your public and private warrants in determining that the Holdco warrants should continue to be classified
 Michael Davidson
FirstName LastNameMichael  Davidson
NewAmsterdam    Pharma Co B.V.
Comapany
August 31, NameNewAmsterdam
           2022                Pharma Co B.V.
August
Page 4 31, 2022 Page 4
FirstName LastName
         as a derivative liability.
Business of NewAmsterdam Pharma and Certain Information About NewAmsterdam
Pharma
Overview, page 245

14. Please revise your pipeline table on page 246 to include a preclinical column. Please also briefly describe the ezetimibe fixed dose combo bioequivalence program in a footnote to the table or below the table.
15. We note your disclosure on page 246 that you believe that executing multiple Phase 3 trials simultaneously, with clinical plans that incorporate feedback from the FDA, the
         EMA, PMDA and NMPA, will position you well to potentially accelerate
obicetrapib   s
         path to regulatory approval with a broad CVD label. Please revise this statement and any similar disclosure to remove any implication that you will be successful in commercializing your product candidate in a rapid or accelerated manner as such statements are speculative.
Limitations of Prior Attempts to Develop CETP Inhibitors, page 252

16. Please identify the global pharmaceutical company and CETP inhibitor described in the last paragraph of this section.
Obicetrapib for Cardiovascular Disease, page 255

17. Please remove any data from the graphic in this section that was not directly sourced from clinical trials.
Ongoing Clinical Trials for Cardiovascular Disease, page 255

18. Please revise to include the jurisdictions of NewAmsterdam's BROADWAY, BROOKLYN and PREVAIL clinical trials.
Phase 3 PREVAIL Cardiovascular Outcomes Trial, page 256

19. Please revise your statement in this section that your PREVAIL trial is better positioned for success than prior CVOTs for other CETP inhibitors to eliminate any suggestion that your trial will be successful given the unpredictability of drug development and the low rate of success for Phase 3 trials.
Manufacturing and Supply, page 266

20. Please revise this section to reflect your statement on page 80 that you rely on a single supplier for obicetrapib.
Intellectual Property, page 267

21. We note your disclosure regarding granted patents in other foreign jurisdictions for the first, second and third generation patents. Please revise to identify the material foreign
 Michael Davidson
NewAmsterdam Pharma Co B.V.
August 31, 2022
Page 5
      jurisdictions for each group of granted patents.
Certain Relationships and Related Person Transactions
Registration and Shareholder Rights, page 349

22. Please revise your disclosure here and in the risk factor on page 117 to disclose how many shares of NewAmsterdam Pharma common stock will have registration rights following the consummation of the Business Combination.
General

23. We note that Credit Suisse was the underwriter for the initial public offering of the SPAC and that Credit Suisse, Jefferies, William Blair and SVB Securities have acted as advisors in connection with the Business Combination and PIPE Financing. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of these institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation that may be owed to these institutions. In addition, please identify any other financial advisors involved with the proposed transaction, and provide similar disclosure as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Davidson
                                                           Division of
Corporation Finance
Comapany NameNewAmsterdam Pharma Co B.V.
                                                           Office of Life
Sciences
August 31, 2022 Page 5
cc:       Kerry S. Burke, Esq.
FirstName LastName